U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)

of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

FERRI, VINCENT A.

(Last) (First) (Middle)

4830 Pine Tree Drive

(Street)

Boynton Beach, FL 33436

(City) (State) (Zip)

Environmental Monitoring & Testing Corporation (EVMT)

2. Issuer Name and Ticker or Trading Symbol

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

12/01

4. Statement for Month/Year

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer

(Check all applicable)

[X] Director [_] 10% Owner

[X] Officer (give title below) [X] Other (specify below)

(President) Partner in a 10% owner

7. Individual or Joint/Group Filing (Check applicable line)

[X] Form Filed by 1 Reporting Person

[ ] Form Filed by More than 1 Reporting Person

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Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

4.

Securities 5.

  Acquired (A) Amount of 6.

Transaction or Disposed Securities Owner-

2. Code of (D) Beneficially Ship

  Transaction (Instr. 8) (Instr. 3,4,5) Owned at Form

Title of Security Date ---------------- -------------------------- End of Month D or I

(Instr. 3) (mm/dd/yy) Code V Amount A/D Price (Instr. 3 and 4) (Inst. 4)

Common Stock 12/28/01 J* 1,000,000 A ** 2,000,000 I

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

SEC 1473 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

              6.

Number of Date 7.

2. 4. Derivative Exercisable and Title and Amount of

Conver- Trans- Securities Expiration Date Underlying Securities

1. sion or 3. action Acquired (A) (mm/dd/yy) (Instr. 3 and 4)

Title of Exercise Trans- Code or Disposed of -------------------- --------------------------

Derivative Price of action (Inst. 8) (Instr. 3, 4, 5) Date Expira- Amount or

Security Derivative date ----------- ------------------- Exer- tion Number of

(Instr. 3) Security (m/d/y) Code V (A) (D) cisable Date Title Shares

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9. 10.

Number of Ownership

Derivative Form of 11.

8. Securities Derivative Nature of

Price of Beneficially Security: Indirect

Derivative Owned at End Direct (D) Beneficial

Security of Month of Indirect (I) Ownership

(Instr. 5) (Instr. 4) (Instr. 4) (Instr. 4)

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Explanation of Responses:

* Received by WFD Partnership, of which Mr. Ferri is a partner, in settlement of litigation against the estate of the prior holder.

** By WFD Partnership, of which Mr. Ferri is a partner.

January 7, 2002

By: /s/ Vincent A. Ferri

Vincent A. Ferri Date

**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal

Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.